Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is an article published by the Portland Business Journal in which the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility Robotics, Inc. (“Agility”) is discussed.

Agility Robotics take pragmatic path to SPAC, reviving Oregon tech

Agility Robotics humanoid robot Digit carries a box of products inside a distribution warehouse for GXO Logistics. The two companies inked a commercial agreement in 2024 to deploy a fleet of Digit robots.

By Malia Spencer – Portland Inno, Portland Business Journal

Aug 26, 2026

Updated Aug 26, 2026 3:19pm PDT

Story Highlights

●	Agility Robotics will go public through a merger with Churchill Capital Corp. XI.

●	The company has $300 million in committed sales for its next-generation Digit v5 robot.

●	Agility operates a 70,000-square-foot factory in Salem with capacity to build 10,000 robots annually.

Agility Robotics is not embracing the hype.

The company’s humanoid robots have the potential to change labor and transform Oregon’s technology landscape. But unlike some of its Silicon Valley competitors, it is following a more pragmatic and methodological approach to this long-term vision, according to co-founder and Chief Robot Officer Jonathan Hurst.

That attitude is also guiding it on a path to public markets that has not always paid off for promising startups in recent years.

Why Agility took the SPAC route

In June, Agility announced it will go public by merging with Churchill CapitalCorp. XI (Nasdaq: CCXI). The deal values the company at $2.5 billion and is expected to generate about $620 million in capital.

CCXI is a special purpose acquisition company created by former Citi executive Michael Klein. It went public in December 2025, raising $414 million. In addition to the SPAC capital that has been held in trust for a merger, the group also raised$200 million in PIPE (private investment in public equity) funding, led by Taiwan-based tech giant Foxconn.

Agility’s decision to pursue a SPAC merger was a bit of a surprise given that the red hot SPAC market of 2020-2021 has cooled significantly. The few SPACs that have emerged from Oregon have not performed well, including Vacasa, whichsold at a fraction of its de-SPAC value in 2025, or ESS, which appears to be struggling to stay afloat.

But Hurst told the Business Journal the SPAC market and investors have changed substantially. And the company sought out a partner with a successful track record, which he said it found in Churchill.

“SPACs got a little bit of a bad reputation a few years ago when a lot of companies that weren’t really ready (to be public) went through quickly and then crashed and burned,” he said. “The culture around it has changed a lot. Sponsors around it have changed a lot. And the thing is, what it’s evolving into is a really efficient way for a fast-moving technology company like ours — doing something that is an entirely new industry — to be able to efficiently get into the public markets.”

Jonathan Hurst is chief robot officer and co-founder of Agility Robotics.

The SPAC process is typically shorter than a traditional IPO, and SPAC pricing isn’t at the mercy of volatile market conditions, according to accounting firm KPMG.

Agility has raised more than $390 million from investors including Amazon, DCVC and Playground Global. Tapping the public market is a way to access a newline of “patient” capital, Hurst said. He noted private equity and venture investors have a shorter timeframe than the long-term vision of Agility.

Agility gets ready for growth

Agility has its robots, called Digit, deployed with several customers including Schaeffler, Toyota Motor Manufacturing Canada, Amazon and GXO. The robots, which are designed to navigate a human-centered world, work in warehouse settings and perform repetitive tasks such as moving totes from shelves to conveyor belts.

In addition to current customers, the company has $300 million in committed sales for its next-generation robot, Digit v5. In a recent Bloomberg interview, CEO Peggy Johnson noted the company has another 30 customers in the pipeline.

“One of the reasons we chose this path is in order to ensure we can deploy on all of that very quickly,” she told Bloomberg.

Churchill is helping the Agility team prepare for what it takes to be a public company, said Hurst.

Currently, Agility is undergoing extensive audits, building its organization for public company reporting and hiring. They are also holding conversations with institutional investors who would be longer term holders of stock, and they are educating equity analysts whom they want to cover the stock, he said.

According to research firm Renaissance Capital, four SPACs created by the group behind Churchill Capital XI have liquidated without merger targets and returned money to investors. Others have completed mergers, including quantum computing developer Infleqtion and small modular reactor developer Oklo.

Infleqtion’s stock (NYSE: INFQ) closed at $13.83 Tuesday, and Oklo (NYSE: OKLO)closed at $44.27.

Both of those are above the $10 IPO price of each of those SPACs.

Agility’s culture sets it apart

Breaking through the hype in the industry and building trust with investors and customers is paramount, and the public markets should help in that.

“We’re very honest about what is true and what is possible (with the technology)and that’s going to play well in a more public environment,” said Hurst, who holds advanced degrees in robotics from Carnegie Mellon University and helped start the robotics program at Oregon State University. “(Being public) puts the pressure on the competition. They are going to get a lot of hard questions.”

With roots in academia, Hurst said the company has developed a culture of proof behind claims.

“Other people are better at selling a great big vision and then if they collect enough money for that great big vision they might then figure out how to do it or something valuable out of it,” he said. “It’s a different style. It’s a different approach and that’s not how we are doing it.”

Agility has about 450 employees and it is hiring for dozens of open positions across its locations in Salem, Pittsburgh and Fremont, California. It has a 70,000-square-foot factory at its Salem headquarters where it builds its Digit robots. The facility has a capacity to build 10,000 robots annually. It is currently producing fewer than 100 a year, but next year the number should be in the triple digits, Hurst said.

It recently opened a 60,000-square-foot facility in Fremont where robots will be trained for customer use.

Hurst knows that the success of Agility could have an outsized impact on Oregon and he wants to be that success story. However, he has also spoken frankly at statewide events about the challenges of growing a tech company here. He has had positive response from lawmakers who recognize the challenges and want to help, he said.

He wants to see Oregon, and Oregon State University in particular, become a hub for startups.

“Well, the prerequisite for that is that Agility needs to be very successful in this path,” he said.

About Agility Robotics, Inc.

Agility’s commercially deployed humanoids operate alongside teams in warehouses, manufacturing facilities and distribution centers – tackling physically demanding and repetitive tasks while enabling workers to focus on higher-value work. With industry-leading safety standards and years of proven deployment data, we’re pioneering a new era of automation that enhances human potential. To learn more, visit www.agilityrobotics.com.

About Churchill Capital Corp XI

Churchill is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Agility stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events.

These statements include: statements relating to, without limitation: our ability to consummate the Merger and PIPE Investment and the satisfaction or waiver of the closing conditions set forth in the Merger Agreement and Subscription Agreement; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Merger Agreement or Subscription Agreements; projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the potential for share price appreciation; the expected timing of announcement and close of the potential transaction; Agility’s economic opportunity and total addressable market; the expected amount of gross transaction proceeds and the planned pre-money valuation of Agility; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transactions; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; Agility’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting Agility’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which Agility competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds.

The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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